**SCMP GROUP**

NEWSPAPER RETAIL

82-3327

Direct Line 852 2680 8805
Direct Fax 852 2680 8860

BY REGISTERED POST

8 September 2003

Exemption No. 33-51010

[redacted]

03032057

03 SEP 15 AM 7:21

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

SUPPL

Attn: Ms Sandra Folsom

Dear Sirs,

**SCMP Group Limited (Exemption No. ~~33-51010~~)**

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement of Interim Results for the Six Months Ended 30 June 2003

The Interim Report 2003 will be available in mid September and dispatched to you by then.

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/jc

dlw 9/16

SOUTH CHINA MORNING POST

South China Morning Post

# SCMP Group Limited

## SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)



# Interim Results Announcement for the Six Months Ended 30 June 2003

## INTERIM RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the unaudited interin results of the Company and its group of companies (the "Group") for the six months ended 30 Jun 2003 as follows:

## CONDENSED CONSOLIDATED PROFIT & LOSS ACCOUNT
**For the six months ended 30 June 2003**

| | | For the six months ended 30 June | |
|---|---|---|---|
| | | 2003 (Unaudited) | 200 (Unaudite & Restated |
| | *Note* | *HK$'000* | *HK$'00* |
| **Turnover** | 2 | 613,635 | 669,91 |
| Other revenue | 3 | 1,938 | 4,78 |
| Staff costs | | (183,268) | (207,05 |
| Cost of production materials/sales | | (203,016) | (208,06 |
| Rental and utilities | | (44,289) | (51,41 |
| Depreciation and amortisation | | (38,869) | (39,52 |
| Advertising and promotion | | (5,438) | (14,49 |
| Other operating expenses | | (79,159) | (61,28 |
| Gain on disposal of long-term investment shares | | 1,955 | - |
| Gain on disposal of subsidiaries | | 600 | 11,20 |
| Provision for impairment in value of long-term investment | | (780) | - |
| **Profit from Operating Activities** | | 63,309 | 104,07 |
| Finance costs | | (2,919) | - |
| **Operating Profit** | | 60,390 | 104,07 |
| Share of losses less profits of associates | | (1,695) | 2,71 |
| Share of losses of a jointly controlled entity | | (3,575) | (4,01 |
| **Profit before Tax** | | 55,120 | 102,77 |
| Tax | 4 | (19,678) | (11,78 |
| **Profit after Tax** | | 35,442 | 90,98 |
| Minority interests | | (1,465) | (90 |
| **Profit Attributable to Shareholders** | | 33,977 | 90,08 |
| **Dividend Distribution** | | | |
| Proposed interim dividend distribution of 2 cents (2002: 4 cents) per share | | 31,219 | 69,37 |
| **Earnings per Share** | 5 | | |
| Basic | | 2.18 cents | 5.19 cent |

## CONDENSED CONSOLIDATED BALANCE SHEET
**As at 30 June 2003**

| | | 30 June 2003 (Unaudited) | 31 Decembe 200 (Unaudite & Restated |
|---|---|---|---|
| | *Note* | *HK$'000* | *HK$'00* |
| **Non-Current Assets** | | | |
| Intangible assets | 6 | 27,261 | 14,13 |
| Fixed assets | 7 | 1,488,815 | 1,507,47 |
| Defined benefit plan's assets | | 32,464 | 37,85 |
| Interests in associates | | 39,013 | 41,87 |
| Interest in a jointly controlled entity | | 7,239 | 9,37 |
| Long-term investment shares | | 122,456 | 128,52 |
| | | 1,717,248 | 1,739,23 |
| **Current Assets** | | | |
| Inventories | | 37,967 | 43,17 |
| Accounts receivable | 8 | 113,717 | 155,32 |
| Prepayments, deposits and other receivables | | 42,621 | 49,14 |
| Bank balances and deposits | | 154,168 | 138,99 |
| | | 348,473 | 386,63 |
| **Current Liabilities** | | | |
| Accounts payable and accrued liabilities | 9 | 115,343 | 169,53 |
| Tax payable | | 14,211 | 1,36 |
| Subscriptions in advance | | 14,605 | 16,28 |
| | | 144,159 | 187,17 |
| **Net Current Assets** | | 204,314 | 199,45 |
| **Total Assets Less Current Liabilities** | | 1,921,562 | 1,938,69 |
| **Non-Current Liabilities** | | | |
| Minority interests | | 10,165 | 8,69 |
| Interest-bearing bank loan, unsecured | | 310,000 | 310,00 |
| Deferred tax | | 97,886 | 91,24 |
| | | 418,051 | 409,94 |
| | | 1,503,511 | 1,528,75 |
| **Capital and Reserves** | | | |
| Issued capital | 10 | 156,095 | 156,09 |
| Reserves | 11 | 1,316,197 | 1,310,22 |
| Proposed dividend distribution | 11 | 31,219 | 62,43 |
| | | 1,347,416 | 1,372,65 |

## NOTES TO THE ACCOUNTS

### 1. Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants, (as applicable to condensed interim accounts), and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim accounts should be read in conjunction with the 2002 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31 December 2002 except that the Group has adopted the SSAP 12 (revised) "Income Taxes" issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2003.

The changes to the Group's accounting policy and the effect of adopting the above revised policy are as follows:

Up to the year ended 31 December 2002, deferred taxation was provided, using liability method, on all significant timing differences to the extent it is probable that liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond doubt.

Commencing from 1 January 2003, the Group has adopted SSAP 12 (revised) "Income Taxes" whereby deferred taxation is provided for in full, using liability method, on temporary difference arising between tax bases of assets and liabilities (i.e. amounts attributed to those assets and liabilities for taxation purposes) and their carrying value in the accounts.

Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The adoption of SSAP 12 (revised) represent a change in accounting policy and the effect on the Group's accounts resulting from such a change have been accounted as a prior year adjustment. The comparative consolidated profit and loss for the six months period ended 2002 has been restated to conform with the changed policy. The opening retained earnings as at 1 January 2003 was reduced by HK$8,313,000 (2002: HK$14,532,000) which is the cumulative effect of the change in policy on the retained earnings prior to 2003. The opening asset revaluation reserve as at 1 January 2003 was reduced by HK$178,000 (2002: HK$186,000), representing the deferred tax liability recognised in respect of the asset revaluation surplus on the Group's land and building. The net deferred tax liabilities and minority interests as at 31 December 2002 have been restated at HK$91,248,000 and HK$8,692,000, respectively. For the six months ended 30 June 2002, profit and loss account and asset revaluation reserve were credited by HK$3,979,000 and HK$4,000, respectively.

### 2. Segment Information

The Company acted as an investment holding company during the period. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and online publications, retailing, property holding and video and film post-production.

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's turnover and contribution to operating profit by principal activity:

| | Turnover | | Contribution to operating profit | |
|---|---|---|---|---|
| | For the six months ended 30 June | | | |
| | **2003 (Unaudited)** | 2002 (Unaudited) | **2003 (Unaudited)** | 2002 (Unaudited) |
| | ***HK$'000*** | *HK$'000* | ***HK$'000*** | *HK$'000* |
| Newspaper, magazines and other publications | **354,270** | 402,782 | **17,194** | 56,957 |
| Retailing | **203,202** | 204,597 | **(1,201)** | (525) |
| Investment properties | **41,392** | 38,716 | **40,024** | 37,558 |
| Video and film post-production | **10,386** | 10,669 | **1,425** | (2,160) |
| Entertainment and education | **4,385** | 13,147 | **2,948** | 12,244 |
| Total | **613,635** | 669,911 | **60,390** | 104,074 |

### 3. Other Revenue

| | For the six months ended 30 June | |
|---|---|---|
| | **2003 (Unaudited)** | 2002 (Unaudited) |
| | ***HK$'000*** | *HK$'000* |
| Dividend income from listed investments | **563** | 1,241 |
| Interest income | **874** | 2,833 |
| Others | **501** | 712 |
| Total | **1,938** | 4,786 |

| | For the six months ended 30 June 2003 (Unaudited) | 2002 (Unaudited & Restated) |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Company and subsidiaries: | | |
| Hong Kong profits tax | **12,901** | 15,169 |
| Elsewhere | **113** | – |
| Deferred taxation relating to the origination and reversal of temporary differences | **(1,914)** | (3,995) |
| Deferred taxation relating to an increase in tax rate | **8,538** | – |
| Associates: | | |
| Elsewhere | **40** | 614 |
| Taxation charge | **19,678** | 11,788 |

Hong Kong profits tax has been calculated at 17.5% (2002: 16%) on the assessable profits generated during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates.

5. **Earnings per Share**

The calculation of basic earnings per share is based on the net profit for the period attributable to shareholders of HK$33,977,000 (2002: HK$90,082,000) and the weighted average of 1,560,945,596(2002: 1,734,383,996) shares in issue during the period.

For the six months ended 30 June 2003, the diluted earnings per share was not shown as there was no dilution effect.

6. **Intangible Assets**

| | Goodwill | Publishing titles | Software costs | Assets in progress | Total |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Cost: | | | | | |
| At 1 January 2003 | 610,033 | 1,820,000 | 4,250 | 9,951 | 2,444,234 |
| Additions | 1,670 | – | 495 | 11,429 | 13,594 |
| At 30 June 2003 | 611,703 | 1,820,000 | 4,745 | 21,380 | 2,457,828 |
| Accumulated amortisation: | | | | | |
| At 1 January 2003 | 610,033 | 1,820,000 | 71 | – | 2,430,104 |
| Provided during the period | 28 | – | 435 | – | 463 |
| At 30 June 2003 | 610,061 | 1,820,000 | 506 | – | 2,430,567 |
| Net book value: | | | | | |
| At 30 June 2003 (Unaudited) | 1,642 | – | 4,239 | 21,380 | 27,261 |
| At 31 December 2002 (Audited) | – | – | 4,179 | 9,951 | 14,130 |

7. **Fixed Assets**

| | Investment properties | Leasehold land and buildings | Other fixed assets | Assets in progress | Total |
|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| Cost or valuation: | | | | | |
| At 1 January 2003 | 756,000 | 374,148 | 907,701 | 7,646 | 2,045,495 |
| Additions | – | – | 5,697 | 20,719 | 26,416 |
| Reclassification | – | – | 5,937 | (5,937) | – |
| Acquisition of subsidiaries | – | – | 183 | – | 183 |
| Disposals | – | – | (14,302) | (1,135) | (15,437) |
| Disposal of subsidiaries | – | – | (3,782) | – | (3,782) |
| At 30 June 2003 | 756,000 | 374,148 | 901,434 | 21,293 | 2,052,875 |
| Accumulated depreciation: | | | | | |
| At 1 January 2003 | – | 66,839 | 471,181 | – | 538,020 |
| Provided during the period | – | 3,901 | 34,505 | – | 38,406 |
| Acquisition of subsidiaries | – | – | 37 | – | 37 |
| Disposals | – | – | (8,808) | – | (8,808) |
| Disposal of subsidiaries | – | – | (3,595) | – | (3,595) |
| At 30 June 2003 | – | 70,740 | 493,320 | – | 564,060 |
| Net book value: | | | | | |
| At 30 June 2003 (Unaudited) | 756,000 | 303,408 | 408,114 | 21,293 | 1,488,815 |
| At 31 December 2002 (Audited) | 756,000 | 307,309 | 436,520 | 7,646 | 1,507,475 |
| Analysis of cost and valuation: | | | | | |
| At cost | – | 341,148 | 901,434 | 21,293 | 1,263,875 |
| At valuation – 1990 | – | 33,000 | – | – | 33,000 |
| – 2002 | 756,000 | – | – | – | 756,000 |
| | 756,000 | 374,148 | 901,434 | 21,293 | 2,052,875 |

8. **Accounts Receivable**

The Group allows an average credit period of 7 days to 90 days to its trade customers and an ageing analysis of trade receivables is as follows:

| | 30 June 2003 (Unaudited) Balance | Percentage | 31 December 2002 (Audited) Balance | Percentage |
|---|---|---|---|---|
| | *HK$'000* | % | *HK$'000* | % |
| 0 to 30 days | **55,703** | **43** | 66,307 | 39 |
| 31 to 60 days | **34,041** | **26** | 53,657 | 31 |
| 61 to 90 days | **22,743** | **18** | 36,889 | 22 |
| Over 90 days | **16,352** | **13** | 14,246 | 8 |
| Total | **128,839** | **100** | 171,099 | 100 |
| *Less:* Provision for bad and doubtful debts | **(15,122)** | | (15,773) | |
| | **113,717** | | 155,326 | |

9. **Accounts Payable and Accrued Liabilities**

Included in accounts payable and accrued liabilities are trade payables and their ageing analysis is as follows:

| | 30 June 2003 (Unaudited) Balance | 30 June 2003 (Unaudited) Percentage | 31 December 2002 (Audited) Balance | 31 December 2002 (Audited) Percentage |
|---|---|---|---|---|
| | *HK$'000* | % | *HK$'000* | % |
| 0 to 30 days | 62,255 | 83 | 94,412 | 77 |
| 31 to 60 days | 1,427 | 2 | 5,767 | 5 |
| 61 to 90 days | 604 | 1 | 9,611 | 8 |
| Over 90 days | 10,461 | 14 | 12,089 | 10 |
| Total | 74,747 | 100 | 121,879 | 100 |

10. **Share Capital**

| | 30 June 2003 (Unaudited) | 31 December 2002 (Audited) |
|---|---|---|
| | *HK$'000* | *HK$'000* |
| Authorised:<br>5,000,000,000 shares of HK$0.10 each | 500,000 | 500,000 |
| Issued and fully paid:<br>1,560,945,596 (2002: 1,560,945,596) shares of HK$0.10 each | 156,095 | 156,095 |

11. **Reserves & Proposed Dividend Distribution**

| | Share premium | Contributed surplus | Investments revaluation reserve | Asset revaluation reserve | Translation reserve | Retained profits | Total |
|---|---|---|---|---|---|---|---|
| | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* | *HK$'000* |
| At 1 January 2003<br>As previously stated | 40,971 | 1,255,909 | 4,252 | 1,503 | (39,444) | 117,959 | 1,381,150 |
| Change in accounting policy<br>Effects of adopting SSAP 12 (revised) | – | – | – | (178) | – | (8,313) | (8,491) |
| As restated | 40,971 | 1,255,909 | 4,252 | 1,325 | (39,444) | 109,646 | 1,372,659 |
| Change in fair values of long-term investment shares | – | – | 3,055 | – | – | – | 3,055 |
| Revaluation reserve released on disposal | – | – | (952) | – | – | – | (952) |
| Exchange differences on consolidation | – | – | – | – | 1,130 | – | 1,130 |
| Deferred taxation directly charged to reserve | – | – | – | (14) | – | – | (14) |
| Profit for the period | – | – | – | – | – | 33,977 | 33,977 |
| 2002 final dividend distribution | – | (62,439) | – | – | – | – | (62,439) |
| At 30 June 2003 – *note (a)* (Unaudited) | 40,971 | 1,193,470 | 6,355 | 1,311 | (38,314) | 143,623 | 1,347,416 |

*Note (a):* The proposed interim dividend distribution of HK$31,219,000 for six months ended 30 June 2003 is to be paid out of the Company's contributed surplus.

12. **Approval of the Interim Financial Report**

These interim accounts were approved by the Board of Directors on 5 September 2003.

## MANAGEMENT DISCUSSION AND ANALYSIS

### Principal Activities

The Company acted as an investment holding company during the period. The principal activities of the Group during the period comprised the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and online publications, retailing, property investment and video and film post-production.

### Financial Review

*Operating Results of the Group*

The Group faced an extremely challenging business environment in the first half of 2003. First quarter performance was fairly stable despite the war in Iraq but the SARS outbreak in late March had a material adverse impact on several businesses of the Group. On May 16, 2003, the Group issued a profit warning on the back of a 30% year-on-year decline in advertising revenue for the period April 1 to May 11 and a significant drop in newspaper subscription sales to hotels and airlines.

These factors contributed to a decline in consolidated revenues of 8% to HK$613.6 million for the six months ended 30 June 2003 compared with the same period in 2002. Despite several cost saving measures implemented during the period, earnings before interest, tax, depreciation and amortisation (EBITDA) decreased by 14% to HK$109.4 million. Office relocation expenses, combined with changes in accounting standard and corporation tax rate relating to deferred taxation, much lower gains on disposal of subsidiaries and long-term investments, and finance costs related to the share buyback in October 2002 resulted in profit attributable to shareholders declining to HK$34 million compared to HK$90.1 million for the same period last year. It should be noted that the change in accounting standard and tax rate for deferred taxation that led to a charge to profits of HK$8.5 million is a non-cash item and therefore has no impact on our cash flow. Basic earnings per share were HK2.18 cents.

*Operating Costs and Expenses*

In response to the unprecedented business downturn, the Group implemented several cost saving measures. Operating costs before depreciation decreased by 7% to HK$504.2 million compared with the same period last year, mainly due to a reduction in headcount, lower newsprint costs and usage, reduced rental and advertising and promotion expenses.

... were lower by ...% due to a reduction in headcount from 1,321 as at 30 June 2002 to 1,262 as at 30 June 2003, partly due to the sale of *Health Plus* in May 2003 and the education business in March 2002, as well as a voluntary salary reduction program initiated in June 2003 which will remain in place for the rest of the year. The average cost of newsprint decreased by 23% to US$422 per metric ton compared with US$545 per metric ton for the same period last year. Newsprint usage was lower by 10% with a decline in advertising volume. Rental and utilities decreased by 14% as a result of the sale of *Health Plus* and education businesses. Advertising and promotion expenses were reduced in light of the uncertain and difficult business environment.

**Operating Review**

Newspapers, magazines and books publishing continued to generate a significant portion of the Group's revenues and EBITDA, but office relocation expenses of HK$10.9 million, finance costs related to the share buyback in October 2002, and settlement of advertising credit claims of HK$2.3 million led to the core business' contribution to operating profit to decline significantly to HK$17.2 million.

*Newspapers, magazines and other publications*

Revenue for the publishing division for the six months ended 30 June 2003 was HK$354.2 million, a 12% decrease compared with the same period last year. Despite lower production costs and cost saving measures, operating profit dropped significantly to HK$17.2 million due to office relocation expenses, finance costs related to the share buyback last year, and settlement of advertising credit claims.

As a result of the SARS outbreak, newspaper display advertising revenue decreased by 19% on the back of a 15% decline in volume and lower yields. The impact of SARS was felt in all categories, particularly travel-related and high-end retail, fashion and lifestyle. Newspaper classified advertising revenue increased by 2%. Recruitment advertising revenue decreased by 13% but this was offset by an increase in revenue in other classified categories. Overall, classified volume decreased by 1%, which was offset by higher yields.

Newspaper circulation revenue decreased by 7% compared to the same period last year, due mainly to a decline in copy sales to hotels and airlines. The average unaudited circulation of the *South China Morning Post* showed a decrease of 11% from 104,406 to 92,474 copies per day in the six months ended 30 June 2003 while the *Sunday Morning Post* showed a decrease of 18% from 90,868 to 74,850 copies per day. On April 6, the cover price of *Sunday Morning Post* was increased from HK$7 to HK$8 resulting in a 6% decrease in copy sales but a 10% increase in revenue.

Revenue from magazines and other publications for the six months ended 30 June 2003 was flat compared with the same period last year. The strong performance of magazine titles in the first four months of the year mitigated the impact of SARS on advertising revenue in May and June. Operating profit improved slightly due to cost saving measures.

*Retailing*

Revenue from retail operations decreased 1% compared with the same period last year. Because of the very low margins in retail operations, the decline in sales due to SARS led to an increase in operating losses despite some temporary rental reductions and other cost saving measures. In the first six months, four *Daily Stop* shops were closed due to MTR station improvements and four new shops were opened. As at the end of June 2003, there were 83 *Daily Stop* outlets in operation.

Other retailing operations were focused on shop consolidation and cost control in preparation for divestment. On 1 June 2003, *Health Plus* and Highlight Trading were sold at a gain of HK$0.6 million. The gain on disposal was offset against operating losses.

*Investment properties*

Rental income from investment properties increased 7% due to a new lease on an investment property and rental income from advertising billboards. The lease for TV City, which contributes a major portion of rental income and EBITDA, will expire at the end of the year.

*Video and film post-production*

Revenue from video film production in the second quarter of this year was affected by SARS with several projects put on hold. Post-production business with higher margins performed better. As a result, the business was profitable for the six months ended 30 June 2003 compared to losses for the same period last year.

*Entertainment and education*

Revenue from this division was related to royalties and income from record sales of Capital Artists whose production operation was suspended in October 2001. The education businesses were sold in March 2002.

**Liquidity and Capital Resources**

Net cash provided by operating activities was HK$103.1 million for the six months ended 30 June 2003 compared with HK$133.1 million for the same period last year. The decrease was primarily due to lower earnings resulting from lower advertising and circulation revenues.

Net cash used in investing activities for the six months ended 30 June 2003 was HK$25.5 million primarily due to capital spending. Net cash used in investing activities for the same period last year was HK$155.9 million, which comprised mainly of short-term placement of cash deposits.

The Group had net cash used in financing activities of HK$62.4 million primarily for the payment of dividends. The net cash used in financing activities for the same period last year was HK$3 million with payment of dividends offset by maturing longer-term bank placements.

Cash generated from the Group's operations and funds available from external sources are expected to be adequate to cover all cash requirements, including working capital needs and planned capital expenditures.

As at 30 June 2003, the Group had bank borrowings of HK$310 million. The bank borrowing is a Hong Kong Dollar unsecured floating rate term loan repayable within three years. The Group has no significant foreign exchange risk exposure.

The ratio of current assets to current liabilities was 2.4 times as at 30 June 2003 compared with 2.1 times as at 31 December 2002. As at 30 June 2003, the Group had a gearing ratio of 10% compared with 11% as at 31 December 2002 based on total borrowings of HK$310 million, net available cash of HK$154.2 million and shareholders' funds of HK$1,503 million.

**Capital Expenditures**

The Group continued its capital expenditure program to invest in new technology and improve operating efficiency. Of the estimated HK$86.1 million capital expenditures in 2003, HK$38.3 million were spent in the six months ended 30 June 2003 as follows: (i) HK$13.7 million as partial payments for editorial, circulation, advertising and retail point-of-sales systems, (ii) HK$10.9 million for video and film post-production equipment, (iii) HK$9.6 million on replacement items, and (iv) HK$4.1 million on new retail shops and computer hardware and software. The balance of HK$47.8 million will be spent further on the editorial, circulation, advertising and retailing systems, new retail outlets and replacement items.

**Deferred taxation**

With effect from January 2003, the Group adopted a new accounting policy for deferred tax to comply with Hong Kong SSAP 12 (revised) "Income Taxes". In previous years, partial provision was made for deferred tax arising from timing differences using the income statement liability method except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (revised) requires the adoption of a balance sheet liability method, whereby deferred tax liabilities are recognised in full in respect of all timing differences while deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which the temporary differences can be utilised.

The new accounting policy has been applied retroactively, resulting in prior period adjustments. The opening retained earnings as at 1 January 2003 was reduced by HK$8,313,000 (2002: HK$14,532,000) representing the cumulative effect of the change in policy on retained earnings prior to 2003. The opening asset revaluation reserve as at 1 January 2003 was reduced by HK$178,000 (2002: HK$186,000), representing the deferred tax liability recognised in respect of the asset revaluation surplus on the Group's land and building. The net deferred tax liabilities and minority interests as at 31 December 2002 were restated at HK$91,248,000 and HK$8,692,000, respectively.

For the six months ended 30 June 2002, profit and loss accounts and asset revaluation reserve were credited by HK$3,979,000 and HK$4,000, respectively.

## PROSPECTS

Our performance for the second half of the year will depend largely on the strength of the economic recovery. While there are signs of recovery from SARS boosted in part by the Government stimulus package, unemployment continues to rise to record levels and deflationary pressures continue to affect some sectors. Against this backdrop, advertising and circulation sales have improved but the pace and strength of such recovery remain uncertain.

In our core business, we will launch several marketing and promotion campaigns in the second half to drive circulation and advertising growth, and to coincide with the centenary of the *South China Morning Post*. We will continue to introduce new advertising formats and strive to drive revenue at each customer interaction. We will continue to improve the quality of our newspapers and expand its availability in Hong Kong and the mainland. We will continue to find new ways to deliver our quality content using our online platform. In our other businesses, we will continue to seek efficiency gains and find new ways of increasing revenues.

We will remain focused on disciplined cost control in all our businesses. Our voluntary salary reduction program will stay in place through the end of the year. The full impact of cost savings from the office relocation will be evident next year. Our recent and continuing investments in technology are lowering our cost base and improving efficiency.

Our long-term focus remains unchanged and on track: delivering quality content that is relevant to our readers, offering an enhanced ability to serve our customers, and making strategic investments to enhance the value of our existing assets or extend our brand. These strategies combined with strong financial discipline put us in a strong position to pursue opportunities for growth as they arise.

## INTERIM DIVIDEND DISTRIBUTION

The Directors have declared an interim dividend distribution from the contributed surplus account of HK2 cents per share, amounting to HK$31.2 million, payable to shareholders whose names appear on the Register of Members of the Company on Tuesday, 30 September 2003 and payable on Wednesday, 8 October 2003.

## BOOK CLOSURE

The Register of Members of the Company will be closed from Thursday, 25 September 2003 to Tuesday, 30 September 2003, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 24 September 2003 so as to qualify for the interim dividend distribution.

## EMPLOYEES

The Group has approximately 1,262 full-time employees as at 30 June 2003. The Group remunerates its employees largely based on industry practice and also adopts a share option scheme for employees with awards determined annually based upon the performance of the Group and individual employees.

## PURCHASE, REDEMPTION OR SALE OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2003.

## CORPORATE GOVERNANCE

The Directors and management are committed to high standards of corporate governance which provide an important framework for the overall operations of the Group. The corporate governance principles adopted by the Group during the six months ended 30 June 2003 are in line with the corporate governance statement set out in the Company's 2002 Annual Report.

## CODE OF BEST PRACTICE

None of the Directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2003, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Non-executive Directors of the Company have not been appointed for a specific term, but are subject to retirement by rotation and re-election in accordance with the Company's Bye-laws.

## AUDIT COMMITTEE

The Audit Committee has been established since 1998 with written terms of reference and currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and Mr. Ronald J. Arculli. One meeting was held by the Audit Committee in the first six months of 2003. The Audit Committee has reviewed the Group's unaudited interim results for the six months ended 30 June 2003.

On Behalf of the Board
**KUOK Khoon Ean**
*Chairman*

Hong Kong, 5 September 2003

*Detailed interim results containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website in due course. The Interim Report 2003 of the Company will be dispatched to shareholders before end of September 2003.*

* *For identification purpose only*